APBiotech Inc
                              800 Centennial Drive
                                 P.O. Box 1327
                       Piscataway, New Jersey 08855-1327


                                                           April 12, 2002


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
           Division of Corporation Finance

Re:  APBiotech Inc
     Registration Statement on Form S-1 (Reg. No. 333-47120)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. The offering contemplated by this Registration Statement has been terminated following acquisition of the minority interest in APBiotech Inc by the owner of the majority interest, Amersham plc.

     Please be advised that APBiotech has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Jeffrey M. Oakes at 011 44 207 418 1386.

                                             Respectfully,


                                             APBIOTECH INC


                                             by:  /s/ Andrew Carr
                                                  ------------------------------
                                                  Andrew Carr
                                                  Chief Executive Officer


cc: Jeffrey M. Oakes
    Giles Kerr
    Robert Allnutt